                                                       ------------------------
                                                      |     OMB APPROVAL       |
                                                      | -----------------------|
                                                      | OMB NUMBER: 3235-0145  |
                                                      | EXPIRES: DECEMBER 31,  |
                                                      | 1997                   |
                                                      |ESTIMATED AVERAGE BURDEN|
                                                       ------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                                             ---

                             Norton McNaughton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   668685 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745(2-95)                  Page 1 of 4 pages

CUSIP NO. 668685 10 0                13G                       PAGE 2 OF 4 PAGES


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                     Norton Sperling
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                     Not applicable                                 (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
         NUMBER OF        5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      748,116
          OWNED BY        ------------------------------------------------------
            EACH          6      SHARED VOTING POWER
         REPORTING
           PERSON                         0
            WITH
                          ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                          748,116

                          ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                          0

--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     748,116

--------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                     / /


--------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.8%
--------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 4 pages

Cusip No. 668685 10 0                                          page 3 of 4 pages






Note: This Amendment No. 1 to the Statement on Schedule 13G dated February 13, 1995 is being restated in order to comply with Rule 101(a)(2)(ii) of Regulation S-T.


Item 1(a).        Name of Issuer

                    The name of the issuer is Norton McNaughton, Inc. (the "Company").


Item 1(b).        Address of Issuer's Principal Executive Offices

                    The principal executive offices of the Company are located at 463 Seventh Avenue, New York, New York 10018.


Item 2(a).        Names of Persons Filing

                    This statement is being filed by Norton Sperling.


Item 2(b).        Address of Principal Business Office or, if None, Residence

                    The address of the principal business office of the reporting person is c/o Norton McNaughton, Inc., 463 Seventh Avenue, New York, New York 10018.


Item 2(c).        Citizenship

                    Norton Sperling is a citizen of the United States.


Item 2(d).        Title of Class of Securities

                    The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.


Item 2(e).        CUSIP Number

                    The CUSIP number of the Common Stock is 668685 10 0.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership

                              (a) As of December 31, 1996, Norton Sperling beneficially owned, for purposes of Rule 13d-3 under the Act, 748,116 shares of Common Stock.

                              (b) The shares owned beneficially by Norton
         Sperling represent approximately 9.8% of the issued and outstanding Common Stock as of December 31, 1996 (such amount includes 12,500 shares of Common Stock issuable on the exercise of currently exercisable options to purchase Common Stock granted to Mr. Sperling pursuant to the Company's 1994 Stock Option Plan).

                              (c) Norton Sperling has the sole power to vote or to direct the voting of his shares and has the sole power to dispose of or to direct the disposition of his shares.



                                Page 3 of 4 pages

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         Not applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997



                                               /s/ Norton Sperling
                                           _______________________________
                                                  Norton Sperling






                               Page 4 of 4 pages